September 10, 2010

Via EDGAR and Facsimile

Mr. Jeff Jaramillo

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

Re:                               The Manitowoc Company, Inc.

Form 10-K for the fiscal year ended December 31, 2009
Filed March 1, 2010
File No. 1-11978

Dear Mr. Jaramillo:

The Manitowoc Company, Inc. (the “Company”) has set forth below its response to the remaining open comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 30, 2010 (the “Comment Letter”), with respect to the above-referenced filing on Form 10-K.  The referenced Staff comment was supplemented by a telephone conversation between several members of the Staff and the Company that occurred on August 27, 2010.  The numbered item set forth below repeats (in bold italics) the comment of the Staff reflected in the Comment Letter, and following such comment is the Company’s response (in regular type).

Form 10-K for the Fiscal Year Ended December 31, 2009

Note 1.  Company and Basis of Presentation, page 48

2.                                      [I]n future filings in which you present previously issued financial statements that include corrections of an error, to help investors clearly identify the impact of the restatements, please label all columns and captions that were impacted by the restatement as “Restated”.

The Company has considered the requirements of ASC 250 “Accounting Changes and Error Corrections.”  In addition, we have considered the guidance contained in “Staff Accounting Bulletin No. 108 Frequently Asked Questions” issued by the Center for Audit Quality of the AICPA (2007) (the “FAQs”).  In particular, the response to Question No. 5 of the FAQs provides as follows:

The SEC staff has stated that registrants should use judgment in deciding how much detail to provide regarding an immaterial correction of prior period financial statements, but that registrants should ensure that they provide transparent disclosure about the adjustments being made.

Statement 154 includes required disclosures for financial statements that have been restated for the correction of an error. However, as with all FASB statements, the provisions of Statement 154 do not need to be applied to immaterial items. As a result, the disclosures in Statement 154 would not be required for immaterial errors. Notwithstanding the immateriality of the errors, registrants should disclose the fact that they have corrected immaterial errors in the prior period financial statements and provide appropriate context for the adjustments so that a reader is not confused by the change. Registrants may wish to put a notation on the face of the financial statements, such as a reference to a footnote that discusses the correction.

Based on the foregoing, the Company intends to include in its future filings that contain adjustments to prior periods to correct immaterial errors an asterisk or similar notation next to each column for such prior period included on the face of the financial statements. The Company expects that the asterisk footnote on the face of the financial statements will reference a financial statement footnote that discusses the correction.

*     *     *

If the Staff has any questions with respect to the foregoing, please contact the undersigned at (920) 652-1720.

Very truly yours,

THE MANITOWOC COMPANY, INC.

By:	/s/ Carl J. Laurino
Carl J. Laurino
Senior Vice President and Chief Financial
Officer

Enclosure

cc:           Jill Davis

Kevin Kuhar

Dennis C. Hult

   Securities and Exchange Commission